

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 11, 2011

Dennis M. Goett
Chief Executive Officer
MangoSoft, Inc.
108 Village Square, Suite 315
Somers, NY 10589

      Re: MangoSoft, Inc.
             Preliminary Information Statement on Schedule 14C
             Filed December 29, 2010
             File No. 000-30781

Dear Mr. Goett:

      We have reviewed your filing and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Maryse Mills-Apenteng
                    Special Counsel